UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1.   Name and address of issuer:

        Dreyfus International Funds, Inc.
        200 Park Avenue
        New York, NY 10166

2.   The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):   [X]

3.   Investment Company Act File Number: 811-7502

      Securities Act File Number: 33-58248

4(a). Last day of fiscal year for which this notice is filed:

        May 31, 2006

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
        the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

Dreyfus Premier Emerging Markets Fund - Class A
5.   Calculation of registration fee:

        (I)   Aggregate sale price of securities sold during the $442,687,234
              fiscal year pursuant to section 24(f):   ---------------

        (ii) Aggregate price of securities redeemed or $371,093,477
              repurchased during the fiscal year: ---------------

        (iii) Aggregate price of securities redeemed or $ -0-
              repurchased during any PRIOR fiscal year ending no   ---------------
              earlier than October 11, 1995 that were not
              previously used to reduce registration fees payable
              to the Commission:

        (iv) Total available redemption credits [add Items 5(ii) $371,093,477
              and 5(iii):   --------------

        (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $71,593,757
              [subtract Item 5(iv) from Item 5(i)]:   ---------------

        (vi) Redemption credits available for use in future $ -0-
              years -- if Item 5(i) is less than Item 5(iv)   ---------------
              [subtract Item 5(iv) from Item 5(I)]:

          (vii) Multiplier for determining registration fee (See   X   .000107
                 Instruction C.9):   --------------

          (viii) Registration fee due (multiply Item 5(v) by Item   =$7,660.53
                 5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                                   = $ 7,660.53
                                                                   =============

Dreyfus Premier Emerging Markets Fund - Class B
5.   Calculation of registration fee:

          (I)   Aggregate sale price of securities sold during the $910,745
                 fiscal year pursuant to section 24(f):   ---------------

          (ii)   Aggregate price of securities redeemed or $773,024
                 repurchased during the fiscal year: ---------------

          (iii) Aggregate price of securities redeemed or $ 228,191
                 repurchased during any PRIOR fiscal year ending no ---------------
                 earlier than October 11, 1995 that were not
                 previously used to reduce registration fees payable
                 to the Commission:

          (iv)   Total available redemption credits [add Items 5(ii) $1,001,215
                 and 5(iii):   --------------

          (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
                 [subtract Item 5(iv) from Item 5(i)]:   ---------------

          (vi)   Redemption credits available for use in future $ (90,470)
                 years -- if Item 5(i) is less than Item 5(iv)   ---------------
                 [subtract Item 5(iv) from Item 5(I)]:

          (vii) Multiplier for determining registration fee (See   X   .000107
                 Instruction C.9):   --------------

          (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
                 5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal
years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the
    issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii)
    plus line 7]:
                                                                    $ 0
                                                                    =============

Dreyfus Premier Emerging Markets Fund - Class C
5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $1,801,797
            fiscal year pursuant to section 24(f):   --------------

    (ii)   Aggregate price of securities redeemed or $3,011,819
            repurchased during the fiscal year: --------------

    (iii)   Aggregate price of securities redeemed or $ 2,205,400
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

    (iv)   Total available redemption credits [add Items 5(ii) $5,217,219
            and 5(iii):   --------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
            [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi)   Redemption credits available for use in future $ (3,415,422)
            years -- if Item 5(i) is less than Item 5(iv)   --------------
            [subtract Item 5(iv) from Item 5(I)]:

    (vii)   Multiplier for determining registration fee (See   X   .000107
            Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
            5(vii) (enter "0" if no fee is due):   =============

6. If the response to item 5(i) was determined by deducting an amount of securities that
    were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
    before October 11, 1997, then report the amount of securities (number of shares or
    other units) deducted here: -0-. If there is a number of shares or other units that
    were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
    for which this form is filed that are available for use by the issuer in future fiscal
    years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the
    issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii)
    plus line 7]:
                                                                    = $ 0
                                                                    =============

3

Dreyfus Premier Emerging Markets Fund - Class R
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $22,820,336
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $5,733,753
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees payable
          to the Commission:

    (iv) Total available redemption credits [add Items 5(ii) $5,733,753
          and 5(iii):   -------------

    (v)   Net Sales - if Item 5(I) is greater than Item 5(iv) $17,086,583
          [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $ -0-
          years -- if Item 5(i) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   X .000107
          Instruction C.9):   --------------

 (viii) Registration fee due (multiply Item 5(v) by Item   =$1,828.26
          5(vii) (enter "0" if no fee is due):   =============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
     were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
     before October 11, 1997, then report the amount of securities (number of shares or
     other units) deducted here: -0-. If there is a number of shares or other units that
     were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
     for which this form is filed that are available for use by the issuer in future fiscal
     years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
     issuer's fiscal year (See Instruction D):
                                                    +$ N/A
                                                ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
     plus line 7]:
                                              = $ 1,828.26
                                            =============

Dreyfus Premier Emerging Markets Fund - Class T
5.   Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $8,402
          fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $879
          repurchased during the fiscal year: --------------

    (iii) Aggregate price of securities redeemed or $ 30,870
          repurchased during any PRIOR fiscal year ending no   --------------

earlier than October 11, 1995 that were not
previously used to reduce registration fees payable
to the Commission:

    (iv) Total available redemption credits [add Items 5(ii) $31,749
         and 5(iii):   --------------

     (v) Net Sales - if Item 5(I) is greater than Item 5(iv) $ 0
         [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $ (23,347)
         years -- if Item 5(i) is less than Item 5(iv)   --------------
         [subtract Item 5(iv) from Item 5(I)]:

  (vii) Multiplier for determining registration fee (See   X   .000107
         Instruction C.9):   --------------

 (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
         5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                            +$ N/A
                                                       ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                         =$ 0
                                                       ============

Total: **$9,488.79**
                                                            ============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
      depository:

          Method of Delivery:

                    [X] Wire Transfer
                    [   ] Mail or other means

                                 SIGNATURES

         This report has been signed below by the following person on behalf of the issuer and
         in the capacity and on the date indicated.

         By (Signature and Title)*
                                        _____
                                        Michael A. Rosenberg, Secretary

         Date:

    * Please print the name and title of the signing officer below the signature.